[Peckar & Abramson Letterhead]

Peckar & Abramson
A Professional Corporation Attorneys & Counselors at Law

70 Grand Avenue
River Edge, NJ 07661
tel. 201.343.3434
fax 201.343.6306

Stephen P. Katz
Partner

September 26, 2006

Via Federal Express
Mr. Paul Fischer, Staff Attorney
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	MDwerks, Inc. Our File No. 4248/156140

Dear Mr. Fischer,

We have submitted today for filing Amendment No. 4 to the Registration Statement on Form SB-2 for MDwerks, Inc. (Reg. No. 333-132296) in response to the comments we have received from the SEC in the letter dated August 16, 2006 by Michael McTiernan, Special Counsel.

For your convenience, we are sending you courtesy copies of this filing via FedEx. We have also included a redlined copy of the filing marked to show changes in response to Mr. McTiernan's comments and certain other changes.

We have set forth below the comments given to us by Mr. McTiernan and our response thereto.

Financial Statements for the period ended June 30, 2006 and 2005 pages F-18 – F-30

Note 6 – Stockholders' Deficiency, pages F-25 – F-30

Preferred Stock, pages F-25 – F-26.

1.	We note your response to comment 3. We are still unclear how you determined the relative fair values of five units of Series A Convertible Preferred Stock and the associated detachable warrants issued on March 22, 2006. Please provide your detailed methodology for doing so. Additionally, based on your most recent amendment it appears that 28.33 units of Series A Convertible Preferred Stock which included warrants to purchase up to 20,000 shares of Common Stock were issued between February 1, 2006 and June 30, 2006. Please tell us whether these issuances superseded your previous issuance of five units and how you determined the relative fair values of these preferred stock units and warrants and why no additional beneficial conversion feature was recognized.

We revised our disclosure as follows to indicate how we determined the relative fair values of five units of Series A Convertible Preferred Stock and the associated detachable warrants issued on March 22, 2006 as well as 23.33 units of Series A Convertible Preferred Stock and detachable warrants issued during the second quarter ended June 30, 2006. This revised disclosure supersedes our previously disclosure related to five units and includes the recognition of an additional beneficial conversion feature deemed dividend. Footnote 6 to our June 30, 2006 financial statement is as follows:

Peckar & Abramson
A Professional Corporation Attorneys & Counselors at Law

Mr. Paul Fischer, Staff Attorney

September 26, 2006

In accordance with Emerging Issues Task Force (‘‘EITF’’) 98-5 and EITF 00-27, the Series A Convertible Preferred Stock was considered to have an embedded beneficial conversion feature (ECF) because the conversion price was less than the fair value of the Company's common stock. This Series A Convertible Preferred Stock was fully convertible at the issuance date, therefore a portion of proceeds allocated to the Series A Convertible Preferred Stock was determined to be the value of the beneficial conversion feature and was recorded as a deemed dividend.

In accordance with SFAS No. 133 and Emerging Issues Task Force Issue 00-19 (‘‘EITF 00-19’’), ‘‘Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled in, a Company's Own Stock’’, the Company is required to record the fair value of the ECF and warrants as a liability since the Company has to use its ‘‘best efforts’’ to file a registration statement and maintain its effectiveness for a period of two years from the effective date. In accordance with SFAS No. 133, the Company is required to record the fair value of the ECF and warrants as a liability. In connection with the initial sales of the Series A Preferred Stock, the initial estimated fair values allocated to the ECF were $937,437 which was recorded as a deemed dividend and the initial fair value allocated to the warrants of $762,563 was charged to other expense upon recording. Additionally, the $385,458 excess value of the fair values of the ECF and warrants over the gross proceeds received from the Preferred Stock was charged to other expense upon recording. At June 30, 2006, the Company revalued the warrants resulting in a gain on valuation of warrant liability of $25,261. At June 30, 2006, the fair value of the warrants was $2,060,197 and is reflected as a warrant liability on the accompanying consolidated balance sheet.

The assumptions used valuing the warrants include:

Risk free interest rate (annual)	4.74% and 4.83%
Expected volatility	105% and 142%
Expected life	3 Years
Assumed dividends	none

Restoration Rights, pages F-29 – F-30

2.	We note your response to comment 4. It appears from your disclosure that the $588,686 increase in the fair value of warrants during the six months ended June 30, 2006 is simply an increase in value of warrants existing at December 31, 2005 and does not include the fair value of 566,667 new warrants issued with 28.33 units of Convertible Preferred Stock. Please note that as the new warrants have registration rights, their fair value should be recognized as a liability rather than equity prior to effectiveness of your registration statement under EITF 00-19. Please revise your document to reflect the fair value of these warrants as a liability or advise.

As discussed in our response to comment 1 above, we revised our financial statements and disclosure to reflect the fair value of warrants issued with the 28.33 units of Series A Convertible Preferred Stock as a liability.

Part II

Recent Sales of Unregistered Securities

3.	In these instances where you have issued securities in reliance upon Regulation D of the Securities Act, please advise us how you complied with the limitation on the manner of offering pursuant to Item 502(c).

As the Registrant had a different management team and counsel prior to the consummation of the merger of MDwerks Global Holdings, Inc. and the Registrant on November 16, 2005, as to transactions involving

Peckar & Abramson
A Professional Corporation Attorneys & Counselors at Law

Mr. Paul Fischer, Staff Attorney

September 26, 2006

the Registrant prior to November 16, 2005 described in Part II, we are relying solely on statements made in the Registrant's prior public filings. In each case in which securities were sold in private placement transactions prior to November 16, 2005, the Company has stated that each of the investors had some form of prior relationship with Peter Banysch, the former Chief Executive Officer of the Company in that the investors were all either friends or family of Mr. Banysch or friends of the family and friends of Mr. Banysch.

The sale of Promissory Notes in June through September 2005 was conducted by MDwerks Global Holdings, Inc. Each of the investors had some form of prior relationship with Howard Katz, the CEO of MDwerks Global Holdings, Inc. in that they were all friends of or controlled by friends of Mr. Katz. There was no offer or sale made in connection with the offering through any advertisement, article, notice of other communications published in any newspaper, magazine or similar media or broadcast over television or radio, nor was there any seminar or meeting whose attendees were invited by any general solicitation or general advertising.

The Units sold in the offering that terminated on December 31, 2005 and the Units sold in the offering that terminated on June 28, 2006 were sold solely through the means of confidential private placement memoranda distributed solely to parties with a pre-existing relationship with Mr. Katz or the Placement Agent. Investors with a pre-existing relationship with Mr. Katz were friends of Mr. Katz. Investors with a pre-existing relationship with the Placement Agent were all pre-existing clients of the Placement Agent and in many instances were friends of one of the principals of the Placement Agent. The Registrant received no offers or inquiries to purchase securities in either of the offerings from any party other than parties to whom the private placement memoranda were distributed. There was no offer or sale made in connection with either offering through any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, nor was there any seminar or meeting whose attendees were invited by any general solicitation or general advertising.

Please feel free to contact the undersigned if you have any questions regarding the enclosed materials or the contents of this letter.

Very truly yours,

/s/ Stephen P. Katz

STEPHEN P. KATZ
SPK:gfs
Enclosures

cc:	Mr. Howard Katz (w/encl.) Mr. Vincent Colangelo (w/encl.) Mr. Stephen Plattman (w/encl.)